Duni Terselich Borga

Dunia Terselich Borga

Profile

- Colombian-born pastry chef and culinary entrepreneur with roots in Malibu, California.
- Extensive experience in restaurant development, pastry arts, and culinary media.
- Recognized nationally for contributions to Latin-inspired cuisine and pastry.

Early Life & Education

- Born January 1969 in Bogotá, Colombia, to a Colombian mother and a Yugoslavian father. Great-granddaughter of a former Colombian president.
- Immigrated to the United States in 1974, growing up in Malibu, California, where she developed a lifelong love of the ocean and surfing.

Career & Culinary Development

- **1987:** Met Espartaco Borga at his Beverly Hills nightclub; the couple later moved to Dallas.
- **1989:** Became a founding member of ZuZu Handmade Mexican Food in Dallas, contributing to the brand's early growth.
- **1993:** Relocated to New York to pursue pastry-making education and develop professional skills in baking.
- **1997:** Returned to Dallas, married, and enrolled in the El Centro Culinary Program to formalize training in pastry arts.

Key Achievements

- **2001:** Co-founded *La Duni Latin Café* with Espartaco Borga. Launched with critical acclaim; renowned for innovative Latin café and patisserie.
- **2003:**
  - Served as guest pastry chef and demonstrator at the French Culinary Institute (now International Culinary Center) in New York.
  - Appointed spokesperson for the National Honey Board, representing honey in the Latin market.
  - Named "Best Pastry Chef" by the Dallas hospitality community in *D Magazine*'s Chefs' Choice Awards.

- **2004:** Selected, alongside her husband, as one of 25 chefs nationwide to represent the evolution of Latin cooking at the prestigious James Beard Awards ceremony.

Personal

- Mother to son Brandon Borga.
- Passionate advocate for Latin flavors, pastry arts, and culinary innovation.

Recent:

- **La Duni Baking Studio thrives**

  Dunia now operates the *La Duni Baking Studio* (2612 Irving Blvd), producing around thousands of pastries monthly—including South American specialties and ice cream sandwiches. Her jarred desserts (like jar cakes) are regularly stocked in "Venduni" smart vending machines. LDBS is also famous for it Wedding Cakes and wholesale business.
- **Community engagement & events**

  She's been active in Dallas-area food events, including the Annual Dallas Food & Wine Festival, where she served her signature jar cakes and cuatro leches creations
- **Modern ventures & innovation**

  Dunia continues to partner with her husband and Joseph Harberg on *Venduni Smart Cafes*, blending robotics, automation, and AI-controlled vending to distribute her desserts and savory offerings without staff
- **National recognition & legacy**

  A biography from March 2025 highlights her guest appearance at the NBA Finals, where she served Slovenian-inspired desserts to Dallas Mavericks VIPs. It also recounts her James Beard involvement and awards like "Best Pastry Chef" from *D Magazine* .

Form C:

Name: Dunia Tersellch

Dunia Terselich ·s current primary role is with the Issuer. Positions and offices currently held with the issuer:

Duni Terselich Borga

Position: Director

Dates of Service: June, 2023 - Present

Responsibilities: My primary role is that of director, I also support product discovery and selection

Other business experience in the past three years:

Employer: La Duni Baking Studio

Title: Executive Oastry Chef/ Owner

Dates of Service: January, 2001 - Present

Responsibilities: Responsible for all aspects of the bakery sales, and manufacturing and operations